UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

November 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               [  ]        No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release November 3, 2004

DESCRIPTION:

Asia Pacific Resources Reaches Positive Settlement on Udon North

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date November 5, 2004

By:                               "Doris Meyer"

                                        (Signature)

                                                                                                                         Doris Meyer, Assistant Corporate Secretary

                                                                                                                                                  Asia Pacific Resources Ltd.

MATERIAL CHANGE REPORT

Form 51-102F3

1.             Name and address of Company

Asia Pacific Resources Ltd.  (“Asia Pacific” or the “Company”)

Suite 405, 555 Sixth Street

New Westminster, British Columbia
V3L 5H1

PHONE: (604) 516-0566

2.             Date of Material Change

November 3, 2004

3.             Press Release

The date and place(s) of issuance of the press release are as follows:

November 3, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.             Summary of Material Change(s)

Asia Pacific Resources Ltd. has reached a favourable resolution of tenure over the Udon North Project by applying for a mining lease over the majority of the land originally held under Special Prospecting Licenses. This mining lease application has been duly registered by the Government of Thailand and the Government has advised the Company that it now has first priority over these areas for potash mining. The Government has further advised that the Company’s actions have been in compliance with the terms of its Concession Agreement with the Government.

5.             Full Description of Material Change

The Company’s wholly owned subsidiary, Asia Pacific Potash Corporation (“APPC”), has reached a favorable resolution of tenure over the Udon North project. APPC has applied for a mining lease over the majority of the land originally held under Special Prospecting Licenses (“SPLs”) containing all of the areas where previous exploration by drilling and seismic work have identified potash resources. This mining lease application has been duly registered by the Government of Thailand and the Government has advised APPC that it now has first priority over these areas for potash mining. The Government has further advised that APPC’s actions have been in compliance with the terms of its Concession Agreement with the Government.

APPC will continue to conduct technical work over the area of Udon North in support of its application for the mining lease.

APPC held SPLs for two potash deposits in Thailand called Udon North and Udon South.  The Concession Agreement dated June 4, 1993 provided that the SPLs would have expired on June 4, 2003 unless applications for a Mining License had been submitted by that date. On November 5, 2003 APPC filed applications to renew expiring SPLs for Udon North granted under the Concession Agreement pursuant to the new Minerals Act B.E.2510, which applications cover the same ground as the potash deposits known as the Udon North deposit. On December 23, 2003 the Company announced that APPC received a letter from the Department of Primary Industry and Mines in Thailand (“DPIM”) questioning APPC’s right to extend or renew its SPLs over the Udon North area under the Concession Agreement.  On November 3, 2004 as described above APPC and its advisers resolved this matter with the relevant government authorities

Specialist advisors retained by the Company on a success fee basis assisted the Company to secure its rights over Udon North under the Concession Agreement.  These advisors have been issued 2,408,163 common shares and 2,408,163 common share purchase warrants each entitling the holder to purchase one common share of the Company for $0.17 until May 2, 2005 in full settlement of their fee for the services related to the resolution of the Udon North matter.

These advisors continue to assist the Company with APPC’s Udon South Mining Lease application.

Development of the Udon South project remains the Company’s first priority. Exploration, engineering and environmental activities for the Udon South Project have all been completed and the project is ready for financing and construction.

APPC filed a mining lease application for Udon South in May, 2003 and the Government commenced processing of this application upon their completion of the revised mining regulations early in 2004. The processing of this application has been proceeding more slowly than the Company originally anticipated. It is the first application for a mining lease for an underground mine in Thailand and the first application under the newly revised mining law. As such, the Government has approached this first time review, and processing, of a mining lease application, at a measured pace.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.             Omitted Information

Not Applicable

8.             Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Assistant Corporate Secretary
Suite 405 – 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE:  (604) 516-0566

9.             Date of Report

DATED at New Westminster, British Columbia this 5th day of November 2004.

“Doris Meyer”

Doris Meyer, Assistant Corporate Secretary